SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)


                        THE STROBER ORGANIZATION, INC.
                               (Name of Issuer)


                    COMMON STOCK, $.01 PAR VALUE PER SHARE
                        (Title of Class of Securities)



                                    863318 10 1
                                (CUSIP Number)


                          Stanley U. North, III, Esq.
          Sills Cummis Zuckerman Radin Tischman Epstein & Gross, P.A.
                             One Riverfront Plaza
                           Newark, New Jersey 07102
                             TEL:  (201) 643-7000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                              NOVEMBER 8, 1996
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box <square>.

Check the following box if a fee is being paid with this statement <square>.

                              1 of 6

CUSIP NO. 863318 10 1                                        13D                            PAGE 2  of 6 PAGES

(1)         NAMES OF REPORTING PERSONS.
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            John Yanuklis
            ###-##-####
(2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                              (a)

                                                                                          (b)

(3)         SEC USE ONLY

(4)         SOURCE OF FUNDS

            PF

(5)         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                            <square>
            PURSUANT TO ITEMS 2(d) or 2(e)

(6)         CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States


                                        (7)         SOLE VOTING POWER
           NUMBER OF
            SHARES                                  453,254
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH

                                        (8)         SHARED VOTING POWER

                                                    -0-

                                        (9)         SOLE DISPOSITIVE POWER

                                                    313,254

                                       (10)         SHARED DISPOSITIVE POWER

                                                    -0-


           (11)            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           410,158

           (12)            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                <square>

           (13)            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           8.00

           (14)            TYPE OF REPORTING PERSON
                             IN



CUSIP NO. 863318 10 1                                        13D                            PAGE 2  of 6 PAGES

(1)         NAMES OF REPORTING PERSONS.
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

	    The Yanuklis Charitable Remainder Trust (the "TRUST")
(2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                              (a) <check box>

                                                                                          (b) <square>

(3)         SEC USE ONLY

(4)         SOURCE OF FUNDS

	    00 - John Yanuklis, as donor of the trust, transferred the shares of the Issuer to the Reporting Person.

(5)         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                            <square>
            PURSUANT TO ITEMS 2(d) or 2(e)

(6)         CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States



                                        (7)         SOLE VOTING POWER
           NUMBER OF
            SHARES                                  -0-
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH

                                        (8)         SHARED VOTING POWER

                                                    -0-

                                        (9)         SOLE DISPOSITIVE POWER

                                                    140,000

                                       (10)         SHARED DISPOSITIVE POWER

                                                    -0-


           (11)            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           140,000

           (12)            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                <square>

           (13)            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           2.78

           (14)            TYPE OF REPORTING PERSON
                           00 - Charitable Remainder Trust

                                    SCHEDULE 13D
                                   Amendment No. 2

      This Amendment is filed on behalf of John Yanuklis and amends and supplements the initial Schedule 13D dated November 8, 1990, as amended by Amendment No.1 dated July 31, 1991.

Item 2.      Identity and Background

      This item is supplemented to the extent that the ownership of Issuer's securities by the Reporting Person has been extended to include The Yanuklis Charitable Remainder Trust (the "Trust"). The Trust is governed by the laws of the State of New York. The Trust has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.      Interests in Securities of the Issuer.

      This item is supplemented as follows:

      (a) Table I sets forth the aggregate number of shares and percentage of Common Stock beneficially owned by Mr. Yanuklis and the Trust. The information herein pertaining to the Issuer's issued and outstanding Common Stock is as of November 8, 1996, at which time there were 5,027,447 shares of Common Stock issued and outstanding.


Table I


                                          Aggregate Amount of       Percentage
Holder             Title of Class         Beneficial Ownership       of Class


Mr. Yanuklis       Common Stock                     313,254
                   Options      	             96,904
                     		Total:              410,158            8.00%

The Trust          Common Stock                     140,000            2.78%

      (b) The number of shares as to which Mr. Yanuklis and the Trust have sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition is as follows:

             (i) Sole Voting Power. Mr. Yanuklis holds an irrevocable proxy with respect to the shares beneficially owned by the Trust, and as such has sole voting power with respect to 453,254 shares of Common Stock, without giving effect to any of his options.

             (ii) Shared Voting Power. Mr. Yanuklis does not hold any common stock with shared voting power. The Trust has granted Mr. Yanuklis an irrevocable proxy to vote the shares beneficially owned by the Trust.

             (iii) Sole Dispositive Power.  Mr. Yanuklis has
                   sole power to dispose or to direct the
                   disposition with respect to 313,254 shares of Common Stock beneficially owned, without giving effect to any of his options. The Trust has sole power to dispose or to direct the disposition with respect to 140,000 shares of Common Stock beneficially owned.

             (iv) Shared Dispositive Power. Neither Mr. Yanuklis nor the Trust share power to dispose or to direct the disposition of shares of Common Stock.

      (c) Since December 31, 1991, Mr. Yanuklis has been granted options for 96,904 shares of Company Common Stock, all of which remain outstanding and unexercised, as follows:

      December 31, 1991: 9,000 shares exercisable at $1.13 per share, expiring on December 31, 1996
      March 4, 1993: 14,286 shares exercisable at $1.75 per share, expiring on December 31, 1996
      March 9, 1994: 22,737 shares exercisable at $4.75 per share, expiring on December 31, 1997
      March 8, 1995: 23,503 shares exercisable at $3.63 per share, expiring on March 8, 2000
      March 12, 1996: 27,378 shares exercisable at $4.50 per share, expiring on March 12, 2001

      On November 8, 1996, Mr. Yanuklis, as donor, transferred one hundred forty thousand (140,000) shares of Company Common Stock to the Trust. While Mr. Yanuklis disclaims beneficial ownership of these shares, Mr. Yanuklis holds an irrevocable proxy to vote these shares.

				SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                      /s/ John Yanuklis
				      --------------------------------------
                                      John Yanuklis, individually and and on
                                      behalf of The Yanuklis Charitable
                                      Remainder Trust

Dated as of:  November 8, 1996